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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                       (First Amendment to the
                 Amended and Restated Schedule 13D)*

                 United States Cellular Corporation
   ______________________________________________________________
                          (Name of Issuer)

                   Common Shares ($1.00 par value)
   ______________________________________________________________
                   (Title of Class of Securities)

                              911684108
   ______________________________________________________________
                           (CUSIP Number)

   LeRoy T. Carlson, Jr.   (312) 630-1900
   President and Chief Executive Officer
   Telephone and Data Systems, Inc.
   30 N. LaSalle Street, Suite 4000, Chicago, Illinois  60602
   ______________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                            March 10, 1994(1)
   ______________________________________________________________
       (Date of Event which Requires Filing of this Statement)

   If  the  filing person  has  previously filed  a  statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  .

   Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   Note:  Six copies  of this statement, including  all exhibits,
   should be filed  with the Commission.   See Rule  13d-1(a) for
   other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on  the remainder of this  cover page shall  not be deemed to be "filed"  for the purpose of Section
   18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject  to the  liabilities of  that section  of the  Act but shall be subject to all other provisions of the  Act (however, see the Notes).
- ------------
 (1)This Schedule 13D is being filed on a voluntary basis and discloses acquisitions which, individually and in the aggregate, constitute a non-material increase in the percentage of the class of shares of the Issuer beneficially owned by Telephone and Data
	   Systems, Inc.

                                     SCHEDULE 13D
       CUSIP No.      911684108                           Page  2  of  13  Pages
                 ----------------                              ---    ----

       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Telephone and Data Systems, Inc.
              36-2669023

       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                          (b)  x

       3    SEC USE ONLY

       4    SOURCE OF FUNDS*
              00

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

       6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Iowa

                            7   SOLE VOTING POWER   62,369,880 - Includes
             NUMBER OF          33,005,877 Series A Common Shares which
               SHARES           have ten votes per share on all matters and are
            BENEFICIALLY        convertible on a share-for-share basis into
              OWNED BY          Common Shares and 29,364,003 Common Shares.  See
                EACH            Item 5 of the Preliminary Statement for further
             REPORTING          explanation.
               PERSON
                WITH        8   SHARED VOTING POWER
                                  -0-

                            9   SOLE DISPOSITIVE POWER
                                  Same as 7 above.

                           10   SHARED DISPOSITIVE POWER
                                  -0-

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Same as 7 above.

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the Series A Common Shares of the Issuer and approximately 67.1% of the Common Shares of the Issuer for a combined total of approximately 81.3% of the Issuer's outstanding classes of stock and approximately 96.2% of their combined voting power.**

      14    TYPE OF REPORTING PERSON*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 43,739,215 Common Shares and 33,005,877 Series A Common Shares
                           outstanding on March 4, 1994.

                                     SCHEDULE 13D

       CUSIP No.      911674108                           Page  3  of  13  Pages
                -----------------                              ---    ----

       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              LeRoy T. Carlson, Jr.   Letitia G. Carlson    Donald C. Nebergall
              ###-##-####             ###-##-####           ###-##-####
              Walter C.D. Carlson     Melanie J. Heald      (See Attachment A)
              ###-##-####             ###-##-####

       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  x
                                                                          (b)
       3    SEC USE ONLY


       4    SOURCE OF FUNDS*
              00

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


       6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

           NUMBER OF        7   SOLE VOTING POWER
             SHARES               -0-
          BENEFICIALLY
            OWNED BY        8   SHARED VOTING POWER  62,369,880 - Includes
              EACH               33,005,877 Series A Common Shares which
           REPORTING             have ten votes per share on all matters and are
             PERSON              convertible on a share-for-share basis into
              WITH               Common Shares and 29,364,004 Common Shares.
                                 See Item 5 of the Preliminary Statement for
																																	further explanation.

                            9   SOLE DISPOSITIVE POWER
                                  -0-

                           10   SHARED DISPOSITIVE POWER
                                  Same as 8 above.

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Same as 8 above.

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the Series A Common Shares of the Issuer and approximately 67.1% of the Common Shares of the Issuer for a combined total of approximately 81.3% of the Issuer's outstanding classes of stock and approximately 96.2% of their combined voting power.**

      14    TYPE OF REPORTING PERSON*
              00

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 62,369,880 Common Shares and 33,005,877 Series A Common Shares
                            outstanding on March 4, 1994.

                       ATTACHMENT A TO PAGE 3

        Reporting persons are the trustees of a Voting Trust which holds Series A Common Shares of Telephone and Data Systems, Inc., which was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of Telephone and Data Systems, Inc., held in the trust.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 13

                        Preliminary Statement
                       ----------------------

        This  Amendment Number  3  to  the Amended  and  Restated
   Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"). This Schedule 13D, among other things, discloses, on a voluntary basis, the acquisition by TDS of shares of United States Cellular Corporation, a Delaware corporation (the "Issuer"). Such acquisitions, individually and in the aggregate, constitute a non-material increase in the percentage of the class of shares of the Issuer beneficially owned by TDS.

   Item 1.     Security and Issuer.
               -------------------
        This statement  relates to the  Common Shares, $1.00  par
   value, of the Issuer.   The principal executive office  of the
   Issuer is located at  8410 West Bryn Mawr, Suite 700, Chicago,
   Illinois 60631.

   Item 2.     Identity and Background.
               -----------------------
    TDS, and LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald and Donald C. Nebergall (the "Voting Trust Trustees"), as trustees of a voting trust (the "Voting Trust")1, are filing this Schedule 13D concerning their direct and indirect beneficial ownership in the Issuer, respectively. The following sets forth Items 2(a) through 2(f) for each person.

        Telephone and Data Systems, Inc. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS has established local telephone and developing cellular telephone and radio paging operations. Information with respect to the directors and executive officers of TDS is set forth on Appendices A, B and C attached hereto.

        LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., is a United States citizen whose business address is TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. Mr. Carlson is one of
   ________
   1 The Voting Trust holds Series A Common Shares of TDS and was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of TDS held in the trust.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 13

   five trustees of the Voting Trust. Mr. Carlson's principal occupation is President, Chief Executive Officer and a Director of TDS, and Chairman and a Director of the Issuer.

        Walter C.D. Carlson. Walter C.D. Carlson is a United States citizen whose business address is Sidley & Austin, One First National Plaza, Chicago, Illinois 60603. Mr. Carlson is one of five trustees of the Voting Trust. Mr. Carlson's principal occupation is an attorney. Mr. Carlson is a Director of TDS and of the Issuer.

        Letitia G. Carlson. Letitia G. Carlson is a United States citizen whose business address is 2150 Pennsylvania Ave., N.W., Washington, D.C., 20037. Ms. Carlson is one of five trustees of the Voting Trust. Ms. Carlson's principal occupation is a physician.

        Melanie J. Heald. Melanie J. Heald is a United States citizen whose business address is 7410 Longmeadow Road, Madison, Wisconsin 53717. Ms. Heald is one of five trustees of the Voting Trust. Ms. Heald's principal occupation is a homemaker.

        Donald C. Nebergall. Donald C. Nebergall is a United States citizen whose business address is 2919 Applewood Place N.E., Cedar Rapids, Iowa 52402. Mr. Nebergall is one of five trustees of the Voting Trust. Mr. Nebergall's principal occupation is an Investment Consultant. Mr. Nebergall is a Director of TDS.

        During the last five years, neither TDS, the Voting Trust, LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald, Donald C. Nebergall nor any of the persons named in Appendices A and B hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, neither TDS, the Voting Trust, LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald, Donald C. Nebergall nor any of the persons named in Appendices A and B hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a consequence of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of 13

   Item 3.      Source and Amount of Funds or Other Consideration.
                -------------------------------------------------
   As reported previously, the Issuer conducted a Rights Offering in the fourth quarter of 1993 (the "Rights Offering"), wherein
   TDS participated and obtained an aggregate of 4,821,777 Common Shares of the Issuer. Due to a clerical error by a non-affiliated third party relating to the allocation of Common Shares available to TDS pursuant to oversubscription privileges
   provided  for   in  the  Rights  Offering,   TDS  acquired  an
   additional 226  Common Shares  of the Issuer  pursuant to  the
   exercise  of such oversubscription  privileges.   The implicit
   price per share was $33.00, which was the price at which Common Shares of the Issuer were offered under the terms of the Rights Offering.

        As  of January  21, 1994,  an  aggregate of  1,873 Common
   Shares of  the Issuer which, individually,  constituted a non-
   material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment  of TDS's right,  title and interest  in a minority interest  in an MSA pursuant to an Exchange Agreement dated as
   of  January  19,  1994.   The  implicit  price  per share  was
   $31.125, which was determined by using the average closing price for Common Shares of the Issuer on the American Stock
   Exchange  (the "AMEX")  for  the five  trading days  preceding
   January 19, 1994.

        As  of January  31, 1994,  an  aggregate of  7,813 Common
   Shares of  the Issuer which, individually,  constituted a non-
   material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment  of TDS's right,  title and interest  in a minority interest  in an MSA pursuant to an Exchange Agreement dated as
   of  January  19,  1994.   The  implicit  price  per share  was
   $28.975, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days preceding January 31, 1994.

        As of  January 31, 1994,  an aggregate  of 55,213  Common
   Shares of the Issuer, which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS upon the conversion of shares of Preferred Stock of the Issuer held by TDS.

        As of  January 31, 1994,  an aggregate  of 20,890  Common
   Shares of the Issuer, which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were acquired by TDS upon the redemption of shares of TDS Preferred Stock by the holders thereof, pursuant to the acquisition of an RSA which was consummated in 1991.
   Pursuant to an Exchange Agreement dated December 30, 1990, TDS had

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 7 of 13

   the right to purchase from the Issuer that number of Common Shares of the Issuer necessary to redeem and convert the shares of TDS
   Preferred Stock in accordance with the terms of redemption and conversion thereof. The implicit price per share was $30.40, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days ending on the fifth business day prior to January 31, 1994, the redemption date. The 20,890 Common
   Shares of the Issuer acquired by TDS were delivered to the holders of the TDS Preferred Stock following redemption.

        As of  February 18, 1994,  an aggregate  of 1,658  Common
   Shares of  the Issuer which, individually,  constituted a non-
   material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment  of TDS's right,  title and interest  in a minority interest  in an MSA pursuant to an Exchange Agreement dated as
   of  November 10,  1993.   The  implicit  price per  share  was
   $33.95, which was determined by using the average closing price for Common Shares of the Issuer on the American Stock
   Exchange (the  "AMEX") for  the  five trading  days  preceding
   January 4, 1994.

        As of  March 2,  1994,  an  aggregate of  225,929  Common
   Shares of the Issuer, which, individually, constituted a  non-
   material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment  of  TDS's right,  title  and  interest  in an  RSA pursuant to  an Exchange  Agreement dated as  of September  8,
   1993.   The  implicit price  per share  was $28.20,  which was
   determined  by  using the  average  closing  price for  Common
   Shares of the Issuer on the AMEX for the five trading days ending three trading days preceding March 2, 1994.

        As  of  March 4,  1994,  an  aggregate  of 85,703  Common
   Shares of the Issuer,  which, individually, constituted a non-
   material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment  of  TDS's right,  title  and  interest  in an  RSA pursuant  to an  Exchange Agreement  dated  as of  November 1,
   1993.   The  implicit price  per share  was $29.09,  which was
   determined  by  using the  average  closing  price for  Common
   Shares of the Issuer on the AMEX for the thirty trading days ending five trading days preceding March 4, 1994.

       All of the acquisitions reported herein, individually and in the aggregate, constitute a non-material increase in the percentage of the class of shares of the Issuer beneficially owned by TDS.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 8 of 13

       As  of   March  4,  1994,  TDS  is  expected  to  acquire
   additional Common Shares of the Issuer pursuant to an Exchange Agreement. Based on the five day average closing prices of TDS and the Issuer's Common Shares on March 4, 1994, 754,716 Common Shares of the Issuer would be delivered to TDS. The number of the Issuer's Common Shares actually delivered to TDS will be determined immediately prior to the closing of the respective acquisition. It is expected that the pending acquisitions discussed in this Item 3 will close on or before August 4, 1994.

        The Issuer has an ongoing acquisition program in conjunction with TDS, whereby the Issuer will acquire, directly or indirectly, all or a portion of the capital stock, partnership interests or assets of, or other interest in, entities (the "Market Entity Assets") which have received or may receive a license from the Federal Communications Commission to provide cellular telephone service. In some of these acquisitions, TDS may acquire the Market Entity Assets through the issuance of TDS shares and thereafter assign such assets to the Issuer in exchange for the Issuer's shares pursuant to exchange agreements. Pursuant to these exchange agreements, the Issuer delivers that number of its shares to TDS having a fair market value equal to the fair market value of the TDS shares which are issued in connection with such acquisitions (e.g., the Issuer will typically deliver that number of the Issuer's Common Shares to TDS determined by dividing the average closing price for the Issuer's Common Shares on the AMEX for the five trading days immediately preceding the date of delivery of such Common Shares, $1.00 par value, of TDS into the product of that number of TDS Common Shares delivered by TDS multiplied by the average closing price of TDS Common Shares on the AMEX during such period).

   Item 4.     Purpose of Transaction.
               ----------------------
        See  Item   3,  Source  and  Amount  of  Funds  or  Other
   Consideration, as to the purpose of the transactions reported herein and with respect to the acquisition program of TDS.

        TDS does not have any plans or proposals which relate to or would result in the disposition of the Issuer's shares, or in an extraordinary corporate transaction (such as a merger, reorganization or liquidation or a sale or transfer of a material amount of assets) involving the Issuer, or in any change in the board or management of the Issuer or in any material change in the Issuer's present capitalization or dividend policy, or in any other material change in the Issuer's business or corporate structure, or in any change in the charter or bylaws of the Issuer, or in any other change or action which is required to be set forth herein.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 9 of 13

   Item 5.     Interest in Securities of the Issuer.
               ------------------------------------
        (I)    TDS.
               ---
               (a) As of the date hereof, TDS may be deemed to beneficially own an aggregate of 62,369,880 Common Shares of the Issuer which is approximately 81.3% of such shares outstanding. This includes 33,005,877 Series A Common Shares, $1.00 par value, of the Issuer which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares, and 29,364,003 Common Shares.

               (b)  (i)  Sole Power to Vote or Direct the Vote:
                          -------------------------------------
                         TDS is the direct beneficial owner of 29,364,003 Common Shares of the Issuer and 33,005,877 Series A Common Shares of the Issuer representing approximately 81.3% of all classes of common stock of the Issuer. The Series A Common Shares have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares. TDS has sole voting power with respect to an aggregate of 62,369,880 shares which represents approximately 96.2% of the combined voting power of the Common Shares and the Series A Common Shares.

                   (ii)  Shared Power to Vote or Direct the Vote:
                         ---------------------------------------
                         See cover page, row 8.

                  (iii)  Sole  Power   to   Dispose  or   Direct   the
                         Disposition:
                         -----------
                         See cover page, row 9.

                   (iv)  Shared   Power  to  Dispose   or  Direct  the
                         Disposition:
                         -----------
                         See cover page, row 10.

               (c) To the best of our knowledge, no transactions were effected during the past sixty days in the Common Shares of the Issuer by any person

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 10 of 13

                    listed in Item 2, other than the transfers discussed in Items 3 and 4 above.

               (d) To the best of our knowledge, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares of the Issuer beneficially owned by TDS.

               (e)  Not Applicable.

        (II)        Directors and Officers of TDS.
                    -----------------------------
          (a) - (b) See   Appendix   C   attached    hereto   and
                    incorporated herein by reference.

          (c) Shares acquired pursuant to transactions which consummated by Directors and Officers of TDS are set forth in Appendix C attached hereto. To the best of our knowledge, no transactions were effected during the past sixty days in the Common Shares of the Issuer by any person listed in Item 2, other than the transfers discussed in Items 3 and 4 above.

     (d) - (e) Not applicable.

        (III)  The Voting Trust Trustees.
               -------------------------
          (a)  See cover page, row 11.

          (b)  (i)  Sole Power to Vote or Direct the Vote:
                    -------------------------------------
                    See cover page, row 7.

              (ii)  Shared Power to Vote or Direct the Vote:
                    ---------------------------------------
                    The Voting Trust Trustees are trustees of the Voting Trust which is the direct beneficial owner of Series A Common Shares of TDS. The Voting Trust Trustees hold and vote 6,238,554.9 Series A Common Shares of TDS held in the Voting Trust, representing approximately 90.7% of the outstanding Series A Common Shares of TDS, and approximately 54.3% of the combined voting power of the Series A

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 11 of 13

                    Common Shares and Common Shares.2 Therefore, the Voting Trust Trustees may direct the majority votes of the shares of TDS, which in turn is a beneficial owner of the Issuer (see above discussion concerning beneficial ownership of the Issuer by TDS).

             (iii)  Sole  Power   to   Dispose  or   Direct   the
                    Disposition:
                    -----------
                    See cover page, row 9.

              (iv)  Shared   Power  to  Dispose   or  Direct  the
                    Disposition:
                    -----------
                    See cover page, row 10.

          (c) To the best of our knowledge, no transactions were effected during the past sixty days in the Common Shares of the Issuer by any person listed in
               Item 2, other than the transfers discussed in Items 3 and 4.

          (d) To the best of our knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Shares of the Issuer beneficially owned by TDS.

          (e)  Not Applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               ------
        The Voting Trust holds Series A Common Shares of TDS and was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of TDS held in the trust.

        The  Voting  Trust Trustees  hold  and  vote  6,238,554.9
   Series A Common Shares of TDS held in the Voting Trust, representing 90.7% of the outstanding Series A Common Shares of
   ---------
   2 Based on 46,152,367 Common Shares of TDS and 6,881,001 Series A
     Common Shares outstanding on March 4, 1994.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 12 of 13

   TDS, and  approximately 54.4% of the combined  voting power
   of the Series A  Common Shares and Common Shares.   Therefore,
   the Voting Trust Trustees may direct the majority vote of the shares of TDS which is a beneficial owner of the Issuer.

   Item 7.     Material to be Filed as Exhibits.
               --------------------------------
               None.


                          *  *  *  *  *  *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 13 of 12

                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of March 10, 1994.

   TELEPHONE AND DATA SYSTEMS, INC.


    /s/ LeRoy T. Carlson, Jr.            /s/  LeRoy  T.  Carlson, Jr.
     --------------------------           --------------------------
   LeRoy T. Carlson, Jr.                LeRoy T. Carlson, Jr.
   Title:  President and Chief          Title:  A Trustee of the
           Executive Officer                    Voting Trust








            Signature Page of the First Amendment to the Amended and Restated Schedule 13D relating to the direct and indirect beneficial ownership in the Common Shares of United
     States Cellular Corporation by Telephone and Data Systems,
              Inc., and the Voting Trust, respectively.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix A

                                                       Appendix A


                          Directors of TDS
                          ----------------

   (I)    (a)  Name:
               ----
               LeRoy T. Carlson

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Chairman of Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   (II)   (a)  Name:
               ----
               LeRoy T. Carlson, Jr.

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               President and Chief Executive Officer of Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of Appendix A

   (III)  (a)  Name:
               ----
               Rudolph E. Hornacek

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Vice President - Engineering of Telephone and Data
               Systems, Inc.

          (d)  Citizenship:
               -----------
               United States


   (IV)   (a)  Name:
               ----
               Murray L. Swanson

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois 60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Executive Vice President - Finance of Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of Appendix A

   (V)    (a)  Name:
               ----
               James Barr III

          (b)  Business Address:
               ----------------
               TDS Telecommunications Corporation
               301 South Westfield Road
               Madison, Wisconsin  53705-0158

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               President of TDS Telecommunications Corporation, a wholly owned subsidiary of Telephone and Data
               Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   (VI)   (a)  Name:
               ----
               Lester O. Johnson

          (b)  Residence Address:
               -----------------
               6209 Mineral Point Road
               Apt. 805
               Madison, Wisconsin  53705

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Architect in private practice.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of Appendix A

   (VII)  (a)  Name:
               ----
               Donald C. Nebergall

          (b)  Residence Address:
               -----------------
               2919 Applewood Place, N.E.
               Cedar Rapids, Iowa  52402

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Consultant to Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   (VIII) (a)  Name:
               ----
               Herbert S. Wander

          (b)  Business Address:
               ----------------
               Katten, Muchin & Zavis
               525 West Monroe Street
               Suite 1600
               Chicago, Illinois 60606-3693

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Partner, Katten, Muchin & Zavis.

          (d)  Citizenship
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of Appendix A

   (IX)   (a)  Name:
               ----
               Walter C.D. Carlson

          (b)  Business Address:
               ----------------
               Sidley & Austin
               One First National Plaza
               Chicago, Illinois  60603

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Partner, Sidley & Austin.

          (d)  Citizenship:
               -----------
               United States

   (X)    (a)  Name:
               ----
               Donald R. Brown

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               834 Ethan's Glen Drive
               Knoxville, Tennessee  37923

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Vice President of TDS Telecommunications
               Corporation.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of Appendix A

   (XI)   (a)  Name:
               ----
               Robert J. Collins

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               Box 231
               Northfield, Vermont  05663

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Vice President of TDS Telecommunications
               Corporation.

          (d)  Citizenship:
               -----------
               United States


                              * * * * *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix B
                                                       Appendix B

                      Executive Officers of TDS
                      -------------------------

   (I)    (a)  Name:
               ----
               LeRoy T. Carlson

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Chairman of Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   (II)   (a)  Name:
               ----
               LeRoy T. Carlson, Jr.

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               President and Chief Executive Officer of Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of Appendix B

   (III)  (a)  Name:
               ----
               Rudolph E. Hornacek

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Vice President - Engineering of Telephone and Data
               Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   (IV)   (a)  Name:
               ----
               Murray L. Swanson

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois 60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Executive Vice President - Finance of Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of Appendix B

   (V)    (a)  Name:
               ----
               H. Donald Nelson

          (b)  Business Address:
               ----------------
               United States Cellular Corporation
               8410 West Bryn Mawr
               Suite 700
               Chicago, Illinois  60631

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               President  and Chief  Executive Officer  of United
               States Cellular Corporation.

          (d)  Citizenship:
               -----------
               United States

   (VI)   (a)  Name:
               ----
               John R. Schaaf

          (b)  Business Address:
               ----------------
               American Paging, Inc.
               1300 Godward Street NE
               Suite 3100
               Minneapolis, Minnesota  55413

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               President of American Paging, Inc., a wholly owned subsidiary of Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of Appendix B

   (VII)  (a)  Name:
               ----
               C. Theodore Herbert

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Vice  President-Human  Resources of  Telephone and
               Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   (VIII) (a)  Name:
               ----
               Ronald D. Webster

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Treasurer of Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of Appendix B

   (IX)   (a)  Name:
               ----
               Gregory J. Wilkinson

          (b)  Business Address:
               ----------------
               TDS Corporate Madison
               301 South Westfield Road
               P.O. Box 5158
               Madison, Wisconsin  53705-0158

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Vice President and Corporate   Controller   of  Telephone
               and  Data  Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   (X)    (a)  Name:
               ----
               George L. Dienes

          (b)  Business Address:
               ----------------
               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois   60602

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Vice President-Corporate Development of
               Telephone and Data Systems, Inc.

          (d)  Citizenship:
               -----------
               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of Appendix B


   (XI)   (a)  Name:
               ----
               Michael G. Hron

          (b)  Business Address:
               ----------------
               Sidley & Austin
               One First National Plaza
               Chicago, Illinois  60603

          (c)  Present Principal Occupation or Employment:
               ------------------------------------------
               Partner, Sidley & Austin.

          (d)  Citizenship:
               -----------
               United States

                              * * * * *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix C
                                                       Appendix C


                 Number of Common Shares
                      of the Issuer        Percentage of Class
                    Beneficially Owned        of the Issuer's
      Name        as of March 4, 1994       Common Shares
    ---------  ----------------------   ---------------------

   James Barr III             0                   0.0%

   Donald R. Brown            0                   0.0%

   LeRoy T. Carlson        1,243                  0.0%

   LeRoy T. Carlson, Jr.     (1)                  0.0%

   Walter C.D. Carlson        0                   0.0%

   Robert J. Collins          0                   0.0%

   George L. Dienes           0                   0.0%

   C. Theodore Herbert       (1)                  0.0%

   Rudolph E. Hornacek        0                   0.0%

   Michael G. Hron           (1)                  0.0%

   Lester O. Johnson          0                   0.0%

   Donald C. Nebergall       500                  0.0%

   H. Donald Nelson        2,897                  0.0%

   John R. Schaaf             0                   0.0%

   Murray L. Swanson          0                   0.0%

   Herbert S. Wander          0                   0.0%

   Ronald D. Webster         (1)                  0.0%

   Gregory J. Wilkinson      219                  0.0%

   1   In accordance with  the position of the  SEC's Division of
   Corporation Finance, trustees are deemed to beneficially own shares of Common Stock held by a benefits plan which are unallocated or allocated to plan participants and for which no instructions as to voting or tendering are received. Messrs. Carlson, Jr., Herbert, Hron and Webster were the trustees of the Telephone and Data Systems, Inc., Tax-Deferred Savings Plan
   (the "Trustees")  as  of the  Issuer's Annual  Meeting.   With
   respect to the Issuer's Annual Meeting held on May 13, 1993, plan participants did not provide voting instructions as to 12,956.4 Common Shares allocated to the plan participants. The trustees disclaim beneficial ownership of such shares.